Exhibit 99.3

NEW GOLD INC.

NOTICE OF ANNUAL GENERAL AND

SPECIAL MEETING OF SHAREHOLDERS

The Board of Directors (“Board”) of New Gold Inc. (“New Gold” or the “Company”) invites you to attend the Annual General and Special Meeting of shareholders (“Meeting”) of New Gold to be held at the Toronto Board of Trade, West Ballroom, First Canadian Place, Toronto, Ontario, on Wednesday, May 4, 2011 at 4:00 pm (Eastern Daylight Time), for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2010 and the report of the auditors;

(b)	to set the size of the board of directors of New Gold to eight directors;

(c)	to elect the directors of New Gold for the ensuing year;

(d)	to consider, and if thought appropriate, pass, with or without variation, resolutions approving the Company’s new 2011 Stock Option Plan;

(e)	to appoint Deloitte & Touche LLP as auditors of New Gold for the ensuing year and to authorize the directors to fix their remuneration; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment.

This notice is accompanied by a management information circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the financial year ended December 31, 2010 will also accompany this notice.  Shareholders can request to receive copies of New Gold’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable.  Copies of New Gold’s annual and/or interim financial statements and MD&A are also available on request to New Gold or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on New Gold’s website at www.newgold.com.

The record date for the Meeting is March 30, 2011.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment.

We value the views of our shareholders and appreciate the time you spend considering and voting on the business of this year’s Meeting.  It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form.

Any proxies to be used or acted upon at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern Daylight Time) on May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

DATED at Vancouver, British Columbia this 31st day of March, 2011.

 By Order of the Board of Directors

 /s/ Robert Gallagher

 Robert Gallagher
                    President and Chief Executive Officer

NEW GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) is provided to the registered holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by the management of New Gold for use at New Gold’s Annual General and Special Meeting of shareholders (“Meeting”) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments.  While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold.  The Company will also be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-888-518-1560.  All costs of this solicitation will be borne by New Gold.

The record date for the Meeting is March 30, 2011.  The record date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment.  Duly completed and executed proxies must be received by New Gold’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 pm (Eastern Daylight Time) on May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as at December 31, 2010.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”.  Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.9709, being the average noon rate quoted by the Bank of Canada for 2010.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of New Gold.  A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank.  The shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting common shares by Proxy

By telephone:
Call the toll free number indicated on the proxy form and follow the instructions.  If you choose the telephone you cannot appoint any person other than the officers named on your form of proxy as your proxy holder.

On the internet:
Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the form of proxy.  Complete your voting instructions and date and submit the form.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

By mail:
Complete your form of proxy and return it in the envelope provided.  If you return your proxy by mail you can appoint another person, who need not be a shareholder, torepresent you at the Meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy.  Complete your voting instructions and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

Deadline for receipt of proxies

The deadline for receiving duly completed and executed forms of proxy or a vote using the telephone or over the Internet is by 4:00 pm (Eastern Daylight Time) on May 2, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either:

(i)
at the registered office of New Gold (New Gold Inc., 3110-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting; or

(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening or in any other manner permitted by law.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of New Gold or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.

Shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)
in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

In accordance with applicable securities law requirements, New Gold will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (which includes a place to request copies of New Gold’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of New Gold they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days before the Meeting.

Voting Securities and Principal Shareholders

As at March 30, 2011, 400,800,177 common shares (the “Common Shares”) in the capital of New Gold were issued and outstanding.  Each Common Share entitles the holder to one vote on all matters to be acted upon at the Meeting.  The record date for the determination of shareholders entitled to receive notice of and to vote at, the Meeting is March 30, 2011.  Each shareholder on the record date will be entitled to vote at the Meeting or any adjournment.  All such shareholders are entitled to attend and vote in person at the Meeting the Common Shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.	Board Size Resolution

New Gold’s Articles of Incorporation stipulate that the Board consist of the greater of three directors and the number set by ordinary resolution.  Currently, the number of directors set by ordinary resolution is nine.

Ian Telfer, currently a director of the Company, will not stand for re-election at the Meeting.  Since joining the Board in June 2008, Mr. Telfer has provided a significant contribution to the development and success of New Gold through his dedication and business acumen.  New Gold’s management wishes to thank Mr. Telfer for his service to the Company and its shareholders.

At the Meeting, the eight persons named below will be proposed for election as directors of New Gold.  New Gold is asking the shareholders to set, by ordinary resolution, the number of directors of New Gold at eight.

Unless authority to do so is against, the persons named in the accompanying form of proxy intend to vote FOR setting the Board size to eight persons.

2.	Election of Directors

At the Meeting, the eight persons named below will be proposed for election as directors of New Gold (“Nominees”). Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the Articles of Incorporation of New Gold.

The board of directors of New Gold (“Board”) has adopted a policy (“Majority Voting Policy”) stipulating that if the votes in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the Common Shares voted and withheld, the Nominee will submit his or her resignation promptly after such meeting, for the Corporate Governance and Nominating Committee’s consideration.  The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be publicly disclosed.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table lists the name, province/state and country of residence, independence status, age, principal occupation, date they first became a director of New Gold, areas of expertise and number of Common Shares, other securities and stock options beneficially owned by each Nominee.  The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at March 30, 2011 and in each instance has been reviewed by the Nominee concerned.

The principal occupations, businesses or employments of each Nominee within the past five years are also disclosed in the following brief biographies.

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

JAMES ESTEY Ontario, Canada Age: 58 Director since: July 8, 2008 Independent
James Estey is the retired Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman. He serves on the boards of CNSX, Range Royalty Management Ltd. and Endurance Energy Ltd. He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School, and is on the Advisory Board of Edwards School of Business.  Mr. Estey’s principal occupation is a Corporate Director.

Areas of Expertise:  Capital Markets, Financial Literacy, Governance/Board, Corporate Finance

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	200,000	9,985	209,985	2,444,753
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11, 2015	5.93	28,000	155,069
	June 2, 2009	June 2, 2014	3.21	68,000	566,994
	July 8, 2008	July 8, 2013	7.84	34,450	123,056
	Total At-Risk Value of Common Shares, DSUs and Options				3,289,872
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Nil
	Audit Committee, Chair		4 of 4
	Corporate Governance		1 of 1

ROBERT GALLAGHER British Columbia, Canada Age: 60 Director since: June 30, 2008 Non-Independent
Robert Gallagher’s principal occupation is the President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and seven years with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.  Mr. Gallagher holds a Bachelor of Applied Science in Mineral Processing.

Areas of Expertise:  Management, Industry Knowledge, Operations, International

	Common Shares and Share Units Held
	Date	Common Shares Held (#)(2)	Share Units Held (#)	Total Common Shares and Share Units(#)	At-Risk Value of Common Shares and Share Units ($)(3)
	March 30, 2011	150,000	250,000 (5)	400,000	4,657,006
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	January 26, 2011(5)	January 26, 2018	7.67	400,000	1,498,806
	June 2, 2009	June 2, 2016	3.21	840,000	7,004,038
	February 17, 2009	February 17, 2016	2.71	380,000	3,364,079
	July 8, 2008	July 8, 2013	7.84	170,000	607,243
	July 8, 2008	July 8, 2013	7.84	60,000	214,321
	March 20, 2008	March 20, 2013	6.20	200,000	1,052,047
	Total At-Risk Value of Common Shares, Share Units and Options				18,397,540
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Southern Arc Minerals (since 2010)
				Dynasty Gold Corp. (since 2009)

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

VAHAN KOLOLIAN Ontario, Canada Age: 57 Director since: June 1, 2009 Independent
Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002, Mr. Kololian has been Chairman of KK Precision Inc., a private engineering and manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990, he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together Canadians of differing ethnicities whose homelands are in conflict, with the objective of developing new foreign policy ideas directed towards the region in conflict.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian’s principal occupation is the Managing Partner of TerraNova Partners LP.

Areas of Expertise:  Financial Literacy, Investment Banking, Management

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	1,225,001	Nil	1,225,001	14,262,091
	Other Securities Held
	Warrants				At-Risk Value ($)
	(NGD.WT.C)	500,000			211,027
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11, 2015	5.93	28,000	155,069
	June 2, 2009	June 2 2014	3.21	68,000	566,994
	Total At-Risk Value of Common Shares, DSUs, Warrants and Options				15,195,181
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Manicouagan Minerals Inc. (since 2001)
	Audit Committee		4 of 4
	Compensation Committee		3 of 3
	HSE&S Committee		1 of 1

MARTYN KONIG Surrey, United Kingdom Age: 53 Director since: June 1, 2009 Independent
Martyn Konig has 29 years’ experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.  Mr. Konig’s principal occupation is the Executive Chairman and President of European Goldfields Limited.

Areas of Expertise:  Financial Literacy, Corporate Finance and Industry Experience, Investment Banking, International, Corporate Governance

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	150,000	7,680	157,680	1,835,792
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11 2015	5.93	28,000	155,069
	June 2, 2009	June 2, 2014	3.21	68,000	566,994
	Total At-Risk Value of Common Shares, DSUs and Options				2,557,855
	Board and Committee Membership 2010	Attendance		Other Public Board Memberships
	Board	6 of 6		European Goldfields Limited (since 2009)
	Audit Committee	4 of 4
	Corporate Governance	0 of 1

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

PIERRE LASSONDE Ontario, Canada Age: 63 Director since: June 30, 2008 Independent
Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is the Chairman of Franco-Nevada Corporation.

Areas of Expertise:  Mining Industry Knowledge, Financial, Compensation, Corporate Governance, Investor Relations, Mergers & Acquisitions.

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	6,180,000	Nil	6,180,000	71,950,737
	Other Securities Held
	Warrants				At-Risk Value ($)
	(NGD.WT.B)	2,000,000			144,116
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11, 2015	5.93	28,000	155,069
	June 2, 2009	June 2, 2014	3.21	68,000	566,994
	July 8, 2008	July 8, 2013	7.84	34,450	123,056
	April, 3, 2007	April 3, 2012	9.30	300,000	620,728
	Total At-Risk Value of Common Shares, DSUs, Warrants and Options				73,560,700
	Board and Committee Membership 2010		Attendance		Other Public Board Memberships
	Board		6 of 6		Enghouse Systems Limited (since 2000)
	Compensation Committee		3 of 3		Franco-Nevada Corporation (since 2007)

CRAIG NELSEN Colorado, United States Age: 59 Director since: June 30, 2008 Independent
Craig Nelsen was previously the Chairman of Metallica Resources Inc. He has been the President and Chief Executive Officer of Avanti Mining Corporation since 2007. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice President, Exploration, for Gold Fields Limited from 1999 to 2007.  Mr. Nelsen’s principal occupation is the President and Chief Executive Officer of Avanti Mining Inc.

Areas of Expertise:  Industry Knowledge, Operations, Health & Safety

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	752,250	7,680	759,930	8,847,496
	Other Securities Held
	Warrants				At-Risk Value ($)
	(NGD.WT.B)	15,000			1,081
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11, 2015	5.93	28,000	155,069
	June 2, 2009	June 2, 2014	3.21	68,000	566,994
	July 8, 2008	July 8, 2013	7.84	34,450	123,056
	May 24, 2007	May 24, 2012	5.63	21,240	124,117
	May 23, 2006	May 23, 2011	3.38	45,000	367,444
	Total At-Risk Value of Common Shares, DSUs, Warrants and Options				10,185,257
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Avanti Mining Inc. (since 2007)
	HSE&S Committee		1 of 1

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

RANDALL OLIPHANT Ontario, Canada Age: 51 Director since: June 1, 2009 Non-Independent
Randall Oliphant’s principal occupations  are as the Executive Chairman of New Gold and as the President and Chief Executive Officer of Silver Bear Resources Inc. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of Franco-Nevada Corporation  and WesternZagros Resources Ltd. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc. Mr. Oliphant is a Chartered Accountant.

Areas of Expertise:  Industry Knowledge, Governance/Board, Corporate Development, Financial Literacy, Risk Management, Mergers & Acquisitions, Investment and Marketing

	Common Shares and Share Units Held
	Date	Common Shares Held (#)(2)	Share Units Held (#)	Total Common Shares and Share Units(#)	At-Risk Value of Common Shares and Share Units ($)(3)
	March 30, 2011	4,250,000	300,000(5)	4,550,000	52,973,439
	Other Securities Held
	5% Convertible				At-Risk Value ($)
	Debentures (NGD.DB)	3,000,000			4,014,660
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	January 26, 2011(5)	January 26, 2018	7.67	500,000	1,873,508
	June 2, 2009	June 2, 2016	3.21	1,500,000	12,507,210
	Total At-Risk Value of Common Shares, DSUs, Convertible Debentures and Options				71,368,817
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Silver Bear Resources Inc. (since 2004)
				Franco-Nevada Corporation (since 2007)
				WesternZagros Resources Ltd. (since 2007)

RAYMOND THRELKELD North Carolina, United States Age: 64 Director since: June 1, 2009 Non-Independent
Raymond Threlkeld has over 32 years of mineral industry experience.  From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.  Mr. Threlkeld’s principal occupation is the President and Chief Executive Officer of Rainy River Resources Ltd.

Areas of Expertise:  Industry Knowledge, Exploration Effectiveness, Mergers & Acquisitions, Growth of Resources, Operations, Health & Safety

	Common Shares and DSUs Held
	Date	Common Shares Held (#)(2)	DSUs Held (#)	Total Common Shares and DSUs(#)	At-Risk Value of Common Shares and DSUs ($)(3)
	March 30, 2011	233,480	Nil	233,480	2,718,294
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	May 11, 2010	May 11, 2015	5.93	28,000	155,069
	June 2, 2009	June 2, 2014	3.21	68,000	566,994
	Total At-Risk Value of Common Shares, DSUs and Options				3,440,357
	Board and Committee Membership 2010		Attendance	Other Public Board Memberships
	Board		6 of 6	Rainy River Resources Ltd. (since 2009)
	HSE&S Committee		1 of 1

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Notes:

(1)	The number of options to purchase Common Shares held includes options from historical plans which convert to Common Shares on exercise on an adjusted basis.

(2)	Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as at March 30, 2011.

(3)
At-risk value of Common Shares is calculated using the closing price of the Company’s Common Shares on the TSX on March 30, 2010 of C$11.31, and converted to United States dollars; and at-risk value of DSU/Share Units is calculated using the closing price of the Company’s Common Shares on the TSX on March 30, 2011 of C$11.31, and converted at an exchange rate of C$1.00 = US$1.0294 being the noon rate quoted by the Bank of Canada on March 30, 2011.

(4)
Calculated using the closing price of the Common Shares on the TSX on March 30, 2010 of C$11.31 and subtracting the exercise price of in-the-money stock options, and converted to United States dollars.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(5)	Includes Share Units and options granted in January 2011 for performance in 2010.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:

(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on about June 23, 2010;

(ii)
has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(iii)	has been subject to

a.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.

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Additional Information regarding the Board

For additional information regarding New Gold’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Approval of the new 2011 Stock Option Plan

On March 3, 2011, the Board adopted, subject to shareholder approval, the 2011 stock option plan (“2011 Plan”) as attached in Schedule “B” and as described in the summary below.  If shareholders approve the 2011 Plan, the Company will no longer issue stock options under its current stock option plan and will instead issue stock options under the terms of the 2011 Plan.  Options issued and outstanding under the Company’s current stock option plan and historical stock option plans will continue to be governed under such plans.  For the purposes of this section “Shares” means the Common Shares in the capital of the Company.

Purpose

The purpose of the 2011 Plan is to advance the interests of New Gold by:

(i)
providing eligible persons, being directors, employees, officers or Eligible Contractors (as defined in the 2011 Plan), (collectively, the “Eligible Persons”) with additional incentives through equity ownership;

(ii)	increasing the proprietary interest of Eligible Persons in the success of the New Gold;

(iii)	encouraging Eligible Persons to remain with the New Gold or its affiliates; and

(iv)	attracting new directors, employees, officers and service providers.

Eligible Participants

Options may be granted to directors, employees, officers or Eligible Contractors of New Gold (or its affiliates). Subject to the provisions of the 2011 Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, applicable to the vesting or to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option. An Eligible Person may receive Options on more than one occasion under the 2011 Plan and may receive separate Options on any one occasion.

Vesting

The Board will establish the vesting and other terms and conditions for an Option at the time each Option is granted.  The past practice has been to vest options as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary.

Securities Issuable under the 2011 Plan

The aggregate number of Shares to be reserved for exercise of all Options granted under the 2011 Plan and any other security based compensation arrangements of the Company shall not exceed 5% of the Shares (on a non-diluted basis) issued and outstanding at the time of granting the Option.

The maximum number of Shares issuable to any one person under the 2011 Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security based compensation arrangements of New Gold.

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The maximum number of Shares issuable to insiders under the 2011 Plan and any other security based compensation arrangements of New Gold shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Shares which may be issued to insiders under the 2011 Plan and any other security based compensation arrangements of New Gold within a 12-month period shall be 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis). In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director.

Exercise Price and Term

Each Option shall be confirmed by an option agreement or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. The Board will establish the exercise price of an Option at the time each Option is granted.  The exercise price may not be less than the Market Price, being the volume weighted average trading price of the Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is calculated.

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry will become the tenth day after the end of the blackout period.

Cessation or Termination of Options

Subject to specific exceptions and restrictions outlined in the 2011 Stock Option Plan, Options are not assignable and will terminate as follows:

(i)	if a Participant ceases to be an Eligible Person for any reason other than death or termination for cause, their Options will be cancelled:

a.	90 days after the Participant ceases to be an Eligible Person or otherwise in accordance with the terms of the Participant’s employment agreement;

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option; or

c.	immediately if the Options are unvested at the date the Participant ceases to be an Eligible Person unless the Board determines otherwise;

(ii)
if a Participant ceases to be an Eligible Person because their relationship with the Company or an Affiliate is terminated for cause by the Company or an Affiliate, their Options will be cancelled immediately after the Participant ceases to be an Eligible Person; or

(iii)	if a Participant ceases to be an Eligible Person as a result of their death, all Options unvested at the date of the Participant’s death will vest immediately and their Options will be cancelled:

a.	180 days after their death; or

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option to a maximum of 12 months;

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Assignability

Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant (in accordance with the 2011 Plan). Notwithstanding, Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign (as such term is defined in the 2011 Plan) of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the 2011 Plan, the Board may at any time and without shareholder approval, terminate the 2011 Plan or amend the provisions of the 2011 Plan or any Options granted under it, including without limitation amendments:

(i)	related to the exercise of Options, including the inclusion of a cashless exercise feature where payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions;

(iv)	to the change of control provisions;

(v)	relating to the administration of the 2011 Plan;

(vi)	to the vesting provisions of any outstanding Option;

(vii)
to postpone or adjust any exercise of an Option or the issuance of any Shares pursuant to the 2011 Plan in order to permit New Gold to effect or maintain registration of the 2011 Plan or the Shares issuable pursuant to the 2011 Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Plan are exempt from such registration; or

(viii)
fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the 2011 Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Board may not amend the following provisions of the 2011 Plan without first having obtained the approval of a majority of shareholders voting at a duly called and held meeting of shareholders:

(i)	an increase in the maximum number of Shares which may be issued under the 2011 Plan;

(ii)	an increase in the ability of the Board to amend the 2011 Plan without shareholder approval;

(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)	the exercise price of any Option issued under the 2011 Plan where such amendment reduces the exercise price of such Option;

(v)	the term of any Option issued under the 2011 Plan; or

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(vi)	the transfer provisions of the 2011 Plan.

In addition, the Board may not amend the 2011 Plan to increase the Insider (as defined in the 2011 Plan) participation limits without first having obtained the approval of a majority of shareholders voting at a duly called and held meeting of shareholders excluding shares voted by Insiders who are Eligible Persons.

2011 Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass a resolution, in the form set out below (“2011 Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the 2011 Plan.

The Board recommends the adoption of the 2011 Plan Resolution. To be effective, the 2011 Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the 2011 Plan Resolution.

The text of the 2011 Plan Resolution to be submitted to shareholders at the Meeting is set out below:

“BE IT RESOLVED THAT:

A.
the 2011 Stock Option Plan, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, employees, officers or Eligible Contractors of New Gold and its affiliates in accordance with the terms of the 2011 Stock Option Plan is approved;

B.
all unallocated options under the 2011 Plan be and are approved and the Company have the ability to grant options under the 2011 Plan until May 4, 2014, being the date that is three years from the date where shareholder approval of the 2011 Plan is sought; and

C.
any director or officer of New Gold is authorized and directed, acting for, in the name of and on behalf of New Gold, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution.”

4.	Appointment of Auditors

Shareholders will be asked to consider, and if thought fit to pass, an ordinary resolution to appoint Deloitte & Touche LLP as auditors of New Gold to hold office until the close of the next annual general meeting of New Gold.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditors.

Deloitte & Touche LLP were first appointed as auditors of New Gold on July 8, 2008.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte & Touche LLP, as auditors of New Gold until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

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STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).

Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in the United States, Mexico, Australia, Canada and Chile.  As part of its business strategy New Gold is focused on achieving the following:

(a)	delivering on operational targets (safety, cost, production, environment, and social responsibility);

(b)	maintaining a strong financial position;

(c)	internal growth through project development and continuous improvement of our existing operations; and

(d)	external growth through additional value enhancing merger and acquisition opportunities.

The objective of New Gold’s compensation program is to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular the compensation program is designed to support the Company’s growth by rewarding:

(a)	individual skills and experience of executives;

(b)	individual and corporate performance; and

(c)	long-term appreciation of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Vahan Kololian (Chair), Pierre Lassonde and Ian Telfer, who are all independent directors.  The Compensation Committee is responsible for implementing and overseeing human resources and compensation policies approved by the Board.  Its responsibilities include:

(a)	recommending to the Board human resources and compensation policies and guidelines for application to the Company;

(b)	ensuring that the Company has in place programs to attract and develop executive officers of the highest calibre and a process to provide for the orderly succession of executive officers; and

(c)
reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and, in light of those goals and objectives, recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of executive officers.

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Elements of Executive Officer Compensation

Compensation of NEOs for the financial year ended December 31, 2010 included base salary, annual performance-based bonus, equity compensation in the form of stock options and Share Units and other annual compensation such as health and group RRSP benefits.  The following table details each element of the Company’s compensation program and summarizes why New Gold chooses to pay each element.

Element of Compensation	Purpose of Element
Base Salary
Base salaries are fixed and therefore not subject to uncertainty.  Base salaries are used as a measure to compare to and remain competitive with compensation offered by competitors and as the base to determine other elements of compensation and benefits.

Annual Bonus
Annual bonuses are a variable component of compensation designed to reward NEOs for maximizing annual operating and financial performance of the Company.  Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance.

Stock Options and Share Units	The granting of stock options and share units are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability and increases in stock value.
Benefits Plan - including medical, dental, life insurance, disability insurance and a group RRSP
The Company’s benefits plan provides financial reassurance to NEOs in the event of illness, disability or death.  The group RRSP is provided to support individuals in saving for retirement.  Benefits plans during 2010 were provided to NEOs on the same basis as other employees, except for annual health assessments that have been available for executives since 2008.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that New Gold’s compensation is reasonable.

New Gold references the compensation data of companies with annual revenues ranging from $300 million to $500 million provided in the Mining Industry Salary Surveys published jointly by Coopers Consulting and PricewaterhouseCoopers.  In addition, New Gold also reviewed the actual compensation paid to executives of the following companies, which are similar in size and scope to New Gold, as reported in their annual executive compensation disclosures.  All of the companies are gold producers with at least one asset in production, with operations of similar size and scope to New Gold and with comparable market capitalization.

Comparative Company	Corporate Head Office Location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
Centerra Gold Inc.	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
Gammon Gold Inc.	Halifax, Nova Scotia
Golden Star Resources Ltd.	Littleton, Colorado, United States
IAMGold Corporation	Toronto, Ontario
Jaguar Mining Inc.	Concord, New Hampshire, United States
Northgate Minerals Corporation	Toronto, Ontario
Yamana Gold Inc.	Toronto, Ontario

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Outside Consultants

During 2010, New Gold paid a total of $7,395 to Coopers Consulting for compensation consulting services and $3,884 to Towers Watson for compensation surveys.   Neither Coopers Consulting nor Towers Watson provided any other services to New Gold during 2010.

Compensation Elements

Below is a description of why New Gold currently chooses to pay each element of compensation and how New Gold determined the amount for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain at the median for comparable companies.

New Gold endeavours to pay the salaries of its NEOs at the median compensation of comparable companies while providing greater compensation upside using performance-based compensation components such as performance bonuses and stock options.  However, there will be occasions when it pays an executive a base salary above or below the median depending on the individual skills and experience of the executive.  New Gold will also take into account the compensation paid to other executives at a similar level when determining compensation.

Annual Performance-Based Cash Incentives

Bonuses paid in early 2011 for 2010 performance were determined by considering a number of factors, including the following corporate performance factors:

Corporate performance

Performance Factor	Performance Goal	Result	Wtg(2)
Production and Cash Cost:			25%
- Target gold production	- better market guidance range of 330,000 to 360,000 ounces	- 382,911 ounces
- Target Total Cash Cost(1)	- better market guidance range for Total Cash Cost(1) of $445 to $465 per ounce	- $428 per ounce
- Adjusted cash cost using budgeted foreign exchange and by-product metal pricing assumptions (“Adjusted Total Cash Cost”)	- better market guidance range for Total Cash Cost(1) of $445 to $465 per ounce	- $486 per ounce

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Performance Factor	Performance Goal	Result	Wtg(2)
Capital Projects:	Complete budgeted capital projects on time and to cost and level of completion as planned.	The New Afton project represents by far the largest capital project that New Gold is undertaking. As at the end of December, the project is on target in terms of budget and planned 2012 completion. Capital projects at New Gold’s other operations overall have met the required performance standard.	10%
Corporate Development and Finance:	- Add one producing or near producing gold mine to the New Gold portfolio	- Lower share prices at the beginning of the year compelled a focus on increasing value. As the New Gold share price appreciated towards the end of the year, activities to add more assets to the portfolio have been pursued more aggressively, although by the end of the year no acquisitions were completed.	25%
	- Complete El Morro transaction	- On January 7, 2010, New Gold announced it had exercised its right of first refusal to acquire the remaining 70% of the El Morro project from Xstrata Copper Chile S.A.
	- Complete Amapari transaction	- New Gold sold the Amapari mine to Beadell Resources Limited for a total consideration valued at $95 million.
	- Improve New Gold’s financial flexibility

- In December 2010, New Gold announced the completion of a $150 million undrawn revolving credit facility.  At December 31, 2010, New Gold’s cash balance stood at $491 million versus $271.5 million at the end of 2009.

	- Monetize remaining Asset Backed Notes	- In January 2010, New Gold sold an additional C$83 million in face value Asset Backed Notes for proceeds of C$50 million realizing an average of 60% of the face value.
Safety, Environment and Social Responsibility:	Achieve specified level of compliance with corporate health, safety, environment and sustainability management standards	Each mine completed a self-evaluation against the corporate HSES standards, which will be used to set targets for 2011 performance objectives.	10%
Reserves/resources development:	Develop a project pipeline to replace and/or enhance reserves and/or resources:		10%
	- Assess economic viability of Mesquite sulphide and CSP sulphide	- Assessment ongoing

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Performance Factor	Performance Goal	Result	Wtg(2)
Reserves/resources development (cont.):	- Exploration stage acquisition

- Lower share prices at the beginning of the year compelled a focus on increasing value.  As the New Gold share price appreciated towards the end of the year, activities to add more assets to the portfolio have been pursued more aggressively, although by the end of the year no acquisitions were completed.

	- Discover and develop satellite ore bodies and enhance existing ore bodies (e.g. Peak Mine and Cerro San Pedro Mine)	- Ongoing
Stock Price Performance:	Achieve above average stock price performance compared to peer group	New Gold’s share price increased 155% in 2010 (NGD = C$9.68 December 31, 2010 compared to C$3.80 December 31, 2009) versus the following peer groups: - Juniors Index – 51% - Intermediates Index – 40% - Seniors Index – 18% - S&P Gold Index – 26% - Spot Gold – 29%	20%

(1)
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total cash cost of sales. This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It has no standardized meaning under GAAP and should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  See page 56 of the Company’s MD&A for the year ended December 31, 2010, posted on the Company’s website www.newgold.com, for further discussion.

(2)	Weighting given to each performance factor in determining bonus payments for performance in 2010.

Actual bonus payments were determined by referencing amounts prescribed in the employment contracts of the NEOs, as applicable, and bonus target awards expressed as a percentage of annual salary benchmarked against the salary survey data and comparator group described above. A summary of the bonus amounts prescribed in employment contracts (where applicable), the resulting target award percentages and the actual bonuses paid for the financial year ended December 31, 2010 for the NEOs is set out below.  The Board, on the recommendation of the Compensation Committee, exercised its discretion in awarding bonuses to Messrs. Oliphant and Gallagher in excess of the calculated formula (which is two times the target award) under the bonus plan.  New Gold had an exceptional year in 2010 and believes the bonuses paid for 2010 support its objective to pay for performance.

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Name and position	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary	Bonus amount paid ($)	Bonus amount as % of annual salary (at December 31, 2010)
Randall Oliphant Executive Chairman	A minimum bonus of one-third of annual salary	60%	970,968	154%
Robert Gallagher President and Chief Executive Officer	A minimum bonus of one-third of annual salary	60%	776,774	123%
Brian Penny Executive Vice President and Chief Financial Officer	n/a	50%	354,403	100%
James Currie Executive Vice President and Chief Operating Officer	n/a	50%	354,403	100%
Hannes Portmann, Vice President Corporate Development	n/a	30%	174,774	82%

Other Compensation – Perquisites

During the financial year ended December 31, 2010, none of the NEOs received any perquisites which in the aggregate were greater than $50,000 or 10% of the respective NEOs’ salary.

Stock Options

New Gold currently has the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007) (“2005 Plan”).  The purpose of the 2005 Plan is to ensure an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to New Gold.  The Board has established formal guidelines for the granting of options.  Options granted under the 2005 Plan expire not later than the tenth anniversary of the date the options were granted.  New Gold has traditionally limited the expiry to between five and seven years and vesting provisions for issued options are determined at the discretion of the Board.  New Gold has a practice of not having options vest earlier than 12 months. See “Securities Authorized for Issuance under Equity Compensation Plans”.

Management of New Gold makes recommendations for stock option awards to the Compensation Committee.  The Compensation Committee considers external benchmarking data as well as individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards up to 50,000 options to non-executive officers and other employees.  Option awards in excess of 50,000 options and/or to executive officers require approval by the Board.

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On January 26, 2011, the Board, on the recommendation of the Compensation Committee, granted the following stock options to the NEOs in recognition of their performance in 2010 and as part of their 2010 compensation.

Name	Position	Number of Options(1)	Option Awards($) (2)
Randall Oliphant	Executive Chairman	500,000	2,215,364
Robert Gallagher	President and Chief Executive Officer	400,000	1,772,291
Brian Penny	Executive Vice President and Chief Financial Officer	100,000	443,073
James Currie	Executive Vice President and Chief Operating Officer	100,000	443,073
Hannes Portmann	Vice President Corporate Development	50,000	221,536

(1)
All of these stock options were granted on January 26, 2011 and vest in three equal instalments beginning on the first anniversary of the date of grant.  The exercise price for these stock options is C$7.67.  The options expire on January 26, 2018.

(2)
The value of the option awards is calculated using the Black-Scholes option valuation methodology converted at an exchange rate of C$1.00 = US$1.0047, being the noon rate quoted by the Bank of Canada on January 26, 2011, the date on which the options were granted.

New Gold has a policy that provides for annual grants to be made at or shortly after a meeting of the Compensation Committee in the first quarter of each year.  In determining the grants, a pre-determined expected value as a percentage of annual salary is used.  In addition, individual performance of the executive, retention factors and current option holdings are also used to determine the grants.  Expected value is calculated using a Black-Scholes valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.  Expected value as a percentage of annual salary varies based on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies as listed under the heading “Benchmarking”.

Long Term Incentive Plan

During 2010, New Gold introduced a share unit plan ( “Long-Term Incentive Plan” or “LTIP”) that provides for phantom share unit awards ( “Share Units”) that may be granted by the Board to employees, officers, directors and certain eligible contractors of the Company and its affiliates ( “LTIP Participants”) as a bonus in consideration of past services to the Company or its affiliates.  The Long-Term Incentive Plan further provides that the Share Units will vest on the entitlement date or dates, which shall not be later than December 31 of the year that is three years after the grant of the Share Units ( “Entitlement Date”), as determined by the Board in its sole discretion. On an Entitlement Date the Company will make a payment to the relevant LTIP Participant in cash equal to the five-day value weighted average price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) multiplied by the number of Share Units held.  Share Units may be granted subject to performance conditions to be achieved by the Company, the LTIP Participant or a class of LTIP Participants, before the Entitlement Date for such Share Units, to entitle the LTIP Participant to receive the cash payment for such Share Unit.  A LTIP Participant will have no right or entitlement whatsoever to receive any cash payment until the Entitlement Date and as a holder of Share Units will not have any rights as a shareholder of the Company.

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A LTIP Participant’s Entitlement Date may be accelerated upon the death or permanent disability of the LTIP Participant.  In the event that a LTIP Participant is terminated with or without cause, any Share Units previously credited to the LTIP Participant’s account that have not been paid out shall become void and the LTIP Participant shall have no entitlement to payment under the Long-Term Incentive Plan.  In certain circumstances, upon a change of control of the Company, the Share Units will vest immediately and the Entitlement Date will occur.

The Board has delegated authority to the Compensation Committee to grant individual Share Unit awards up to 25,000 Share Units to non-executive officers and other employees.  Share Unit awards in excess of 25,000 Share Units or to executive officers require approval of the Board.

In 2010, only employees below the level of executive officer received grants of Share Units under the Long-Term Incentive Plan.  On January 26, 2011, in recognition of their performance in 2010 and as part of their 2010 compensation, the following grants of Share Units were made to Messrs. Oliphant and Gallagher:

Name	Position	Number of Share Units(1)	Value of Share Units($)(2)
Randall Oliphant	Executive Chairman	300,000	2,338,942
Robert Gallagher	President and Chief Executive Officer	250,000	1,949,118

(1)	All of these Share Units vest in three equal annual instalments beginning on December 1, 2011. The Share Units expire on December 1, 2013.

(2)
The value of the Share Units is determined by multiplying the number granted by C$7.76 being the 5-day volume weighted average share price on the TSX immediately preceding the date of grant and converted at an exchange rate of C$1.00 = US$1.0047, being the noon rate quoted by the Bank of Canada on January 26, 2011.

Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Chief Executive Officer and Executive Chairman.

With the exception of the Chief Executive Officer and Executive Chairman, under the policy each director, must own Common Shares or deferred share units equivalent in value to at least three times the annual retainer paid to directors, including the value of grants of Common Shares or deferred share units.

The Chief Executive Officer and Executive Chairman must own Common Shares and Share Units (not including stock options) equivalent in value to at least three times the Chief Executive Officer and Executive Chairman’s respective base salaries.

At the date of this Circular each director and the Chief Executive Officer and Executive Chairman comply with the relevant, ownership requirements. New Gold’s other NEOs are not required to comply with a minimum share ownership policy.

Retirement benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees.   Participating employees may contribute between 1% and 9% of their annual base salary to the RRSP program.  New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency.  In 2010, the limitation on the Company’s matching contributions was C$11,000 per participating employee.

Other than matching contributions to the Group RRSP program described above (which amounts are disclosed under “All other compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

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Fit with Overall Strategy

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation objectives.  Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2010 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives, stock option and Share Unit grants align compensation with shareholders’ interests and pay for performance.  These elements also support New Gold’s vision, mission and values, and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in Common Shares from December 31, 2005 to December 31, 2010 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2005 to December 31, 2010

New Gold Inc.
S&P/TSX Composite Index
S&P/TSX Global Gold
Vertical (Value) Axis Major Gridlines
250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010

(in C$)	<u>2005</u>	<u>2006</u>	<u>2007</u>	<u>2008</u>	<u>2009</u>	<u>2010</u>
New Gold Inc.	100.00	111.28	65.38	22.69	48.72	124.10
% Change (year on year)		11.28	(41.25)	(65.30)	114.72	154.72
S&P/TSX Composite Index	100.00	114.51	122.72	79.73	104.20	119.26
% Change (year on year)		14.51	7.17	(35.03)	30.69	14.45
S&P/TSX Global Gold Index	100.00	129.25	123.15	124.09	132.67	167.08
% Change (year on year)		29.25	(4.72)	0.76	6.91	25.94

The current management team at New Gold was brought together by the way of two business combinations in 2008 and 2009.  During that time, New Gold has endured a significant downturn in the global stock markets and its share price has rebounded significantly from market lows.  New Gold’s current compensation decisions have been taken to reward the exceptional corporate performance during the year ended December 31, 2010.

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Summary Compensation Table

The following table provides information for the financial years ended December 31, 2010, 2009 and 2008 regarding compensation earned by each of the following NEOs of New Gold:  (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated NEOs.  Compensation is paid to the NEOs in Canadian dollars and has been converted to United States dollars at an exchange rate of C$1.00 = US$ 0.9709 (unless stated otherwise), being the average noon rate quoted by the Bank of Canada for 2010.  The NEOs are all paid in Canadian dollars, however, for the purposes of this disclosure the amounts paid must be stated in US dollars.  The same exchange rate has been applied to 2010, 2009 and 2008 compensation to provide a comparison that is not impacted by changes in exchange rate.

Summary Compensation Table

Name and principal position		Salary ($)	Share-based awards ($)(6)	Option-based awards ($)(7)(8)	Non-equity incentive plan compensation ($)		All other compensation ($)(10)	Total compensation ($)
					Annual incentive plans(9)	Long-term incentive plans
Randall Oliphant(1) Executive Chairman	2010	631,129	2,338,942	2,215,364	970,968	-	-	6,156,403
	2009	283,199	-	2,825,517	970,968	-	-	4,079,684
	2008	-	-	-	-	-	-	-
Robert Gallagher(2) President and Chief Executive Officer	2010	631,129	1,949,118	1,772,291	776,774	-	10,681	5,139,993
	2009	485,484	-	1,883,678	728,226	-	10,195	3,107,583
	2008	241,653	-	796,971	161,828	-	-	1,200,452
Brian Penny(3) Executive Vice President and Chief Financial Officer	2010	354,403	-	443,073	354,403	-	10,681	1,162,560
	2009	198,239	-	1,534,130	339,839	-	10,195	2,082,403
	2008	-	-	-	-	-	-	-
James Currie(4) Executive Vice President and Chief Operating Officer	2010	354,403	-	443,073	354,403	-	-	1,151,879
	2009	339,839	-	1,439,946	339,839	-	-	2,119,624
	2008	141,599	-	489,368	72,823	-	1,529	705,319
Hannes Portmann(5) Vice President Corporate Development	2010	213,613	-	221,536	174,774	-	10,681	620,604
	2009	117,811	-	434,023	121,371	-	10,195	683,400
	2008	-	-	-	-	-	-	-

Notes

(1)	Mr. Oliphant was appointed Executive Chairman of New Gold effective June 1, 2009. Mr. Oliphant is a director of New Gold, but does not receive compensation related to his role as a director.

(2)
Mr. Gallagher was appointed President and Chief Executive Officer of New Gold effective June 30, 2008.  Mr. Gallagher is a director of New Gold, but does not receive compensation related to his role as a director.

(3)	Mr. Penny was appointed Executive Vice President and Chief Financial Officer of New Gold effective June 1, 2009.

(4)	Mr. Currie was appointed Vice President, Operations effective August 13, 2008 and was subsequently promoted to Executive Vice President and Chief Operating Officer effective February 17, 2009.

(5)	Mr. Portmann was appointed Director, Corporate Development effective June 1, 2009 and was subsequently promoted to Vice President, Corporate Development effective January 27, 2010.

(6)
The Share Units are valued by multiplying the number of units granted by C$7.76 being the 5-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (January 26, 2011) and converted at an exchange rate of C$1.00 = US$1.0047 being the noon rate quoted by the Bank of Canada on January 26, 2011.

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(7)
Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made were valued using the following assumptions:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
January 26, 2011	C$7.67	2.48%	70%	4.67	C$4.41	$1.0047
January 27, 2010	C$4.39	2.81%	70%	7	C$2.98	$0.9709
June 2, 2009	C$3.21	2.61%	60%	7	C$1.94	$0.9709
February 17, 2009	C$2.71	2.18%	50%	7	C$1.44	$0.9709

(8)	Options and Share Units are disclosed as follows:

a.	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

b.	Options granted on hire or following a merger are disclosed in the year of grant.

(9)	Payments under annual incentive plans were paid in 2010 for performance during 2009 and were paid in 2011 for performance in 2010.

(10)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $10,195 in 2009 to Mr. Gallagher and Mr. Penny and Mr. Portmann and $10,681 in 2010 to each of Messrs. Gallagher and Penny and Portmann.

The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers ($)	Total Compensation for Named Executive Officers as a Percentage of Earnings from Mine Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2010	14,231,439	7.0%	0.75%
2009	12,072,694	13.6%	0.70%
Change	2,158,745	(6.6)%	0.05%

Named Executive Officer Share Ownership at December 31, 2010

The following table shows the number of Common Shares held by each NEO and the value of such Common Shares as at December 31, 2010 and 2009 and the year over year change.

NEO	Year	Number of Common Shares Held	Amount at Risk (Total Market Value of Common Shares) ($)(1)
Randall Oliphant	2010	4,250,000	39,942,826
Executive Chairman	2009	5,750,000	21,214,165
	Change	(1,500,000)	18,728,661
Robert Gallagher	2010	150,000	1,409,747
President and Chief	2009	150,000	553,413
Executive Officer	Change	Nil	856,334

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NEO	Year	Number of Common Shares Held	Amount at Risk (Total Market Value of Common Shares) ($)(1)
Brian Penny	2010	500,000	4,699,156
Executive Vice President	2009	500,000	1,844,710
and Chief Financial Officer	Change	Nil	2,854,446
James Currie	2010	Nil	n/a
Executive Vice President	2009	Nil	n/a
and Chief Operating Officer	Change	Nil	n/a
Hannes Portmann	2010	1,400	13,158
Vice President Corporate	2009	200	738
Development	Change	1,200	12,420

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 and 2009 of C$9.68 and C$3.80 respectively, and converted to United States dollars.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2010.  The Company had not granted any share-based awards as at December 31, 2010, but did grant Share Units to Messrs. Oliphant and Gallagher on January 26, 2011 in respect of their performance in 2010.  Details of these Share Unit grants are shown under the section titled “Long Term Incentive Plan”.

Outstanding Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Randall Oliphant	June 2, 2009 (4)	1,500,000	3.21	June 2, 2016	9,422,585
	January 26, 2011 (4) (5)	500,000	7.67	January 26, 2018	n/a
Robert Gallagher	March 20, 2008 (2)	200,000	6.20	March 20, 2013	675,746
	July 8, 2008 (2)	60,000	7.84	July 7, 2013	107,187
	July 8, 2008 (4)	170,000	7.84	July 7, 2013	303,698
	February 17, 2009 (4)	380,000	2.71	February 17, 2016	2,571,526
	June 2, 2009 (4)	840,000	3.21	June 2, 2016	5,276,647
	January, 26, 2011 (4) (5)	400,000	7.67	January 26, 2018	n/a
Brian Penny	November 27, 2008 (3)	100,000	1.75	November 27, 2013	769,924
	June 2, 2009 (4)	200,000	3.21	June 2, 2016	1,256,345
	January 27, 2010 (4)	400,000	4.39	January 27, 2017	2,054,424
	January 26, 2011(4) (5)	100,000	7.67	January 26, 2018	n/a

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Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James Currie	July 8, 2008 (2)	186,000	7.84	July 7, 2013	332,281
	February 17, 2009 (4)	235,000	2.71	February 17, 2016	1,590,286
	June 2, 2009 (4)	100,000	3.21	June 2, 2016	628,172
	January 27, 2010 (4)	400,000	4.39	January 27, 2017	2,054,424
	January 26, 2011 (4) (5)	100,000	7.67	January 26, 2018	n/a
Hannes Portmann	August 8, 2008 (3)	120,000	2.00	August 8, 2015	894,781
	November 27, 2008 (3)	25,000	1.75	November 26, 2013	192,481
	January 27, 2010 (4)	150,000	4.39	January 27, 2017	770,409
	January 26, 2011 (4) (5)	50,000	7.67	January 26, 2018	n/a

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$9.68 and subtracting the exercise price of in-the-money stock options.  The amount is then converted into US dollars. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Fully vested.

(3)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.

(4)	Option awards vest in three equal instalments beginning on the first anniversary of the date of grant.

(5)	Options granted in January 2011 for performance in 2010.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2010.

Value Vested or Earned During the Financial Year Ended December 31, 2010

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Randall Oliphant	3,140,862	Nil
Robert Gallagher	3,741,879	Nil
Brian Penny	418,784	Nil
James Currie	1,214,352	Nil
Hannes Portmann	-	Nil

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$9.68 and subtracting the exercise price of in-the-money stock options.  The amount is then converted into US dollars. The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

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Options Exercised During the Financial Year Ended December 31, 2010

The following table provides details regarding stock options exercised and sold by the NEOs during the year ended December 31, 2010.

Options Exercised During the Financial Year Ended December 31, 2010

Name	Number of options exercised and sold	Option exercise price (C$)	Value realized ($) (1)
Randall Oliphant	500,000	1.75	2,398,123
Robert Gallagher	190,000	2.71	721,281
	160,000	3.21	529,723
			1,251,004
Brian Penny	200,000	1.75	1,328,191
James Currie	115,000	2.71	211,025
	50,000	3.21	168,936
			379,961
Hannes Portmann	30,000	2.00	185,157

(1)	Calculated using the fair market value of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices and converted to United States dollars.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Oliphant’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

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Termination Following a Change of Control

If there is a change of control of New Gold (“Change of Control” as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Events” as defined below) and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold following a business combination with Western Goldfields Inc. on June 1, 2009 (“2009 Business Combination”).

Termination Without Cause

If Mr. Gallagher’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

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Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Penny’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

James Currie (Executive Vice President and Chief Operating Officer)

Mr. Currie entered into a new employment agreement with New Gold following the 2009 Business Combination.

Termination Without Cause

If Mr. Currie’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Currie’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a

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payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Currie elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Currie will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Hannes Portmann (Vice President, Corporate Development)

Mr. Portmann entered into a new employment agreement with New Gold effective December 1, 2009.

Termination Without Cause

If Mr. Portmann’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options that are not vested will be cancelled and any stock options that are vested at the time of termination shall remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Portmann elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

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“Change of Control”

A “Change of Control” is generally defined in the employment agreements as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind-up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more voting securities; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold shall not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this shall not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his employment, which is of a distance greater than 50 kilometres from the city of his normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from New Gold to each of the NEOs on a Change of Control (with termination of employment) or on termination without cause, assuming a termination of employment occurred on December 31, 2010.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options Vested ($)(1)	Total estimated Incremental Payment ($)(2)
Randall Oliphant	1,893,388	1,941,936	189,339	6,282,163	10,306,826
Bob Gallagher	1,893,388	1,553,549	189,339	6,861,057	10,497,333
Brian Penny	708,807	708,807	106,321	2,892,188	4,416,123
James Currie	708,807	708,807	106,321	4,261,900	5,785,835
Hannes Portmann	427,226	349,548	64,084	770,463	1,611,321
	5,631,616	5,262,647	655,404	21,067,771	32,617,438

Notes

(1)
Calculated using the closing price of the Common Shares on the TSX as at December 31, 2010 and subtracting the exercise price of unvested in-the-money options that would have vested.  Options and Share Units granted in 2011 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

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Termination of Employment Without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options Vested ($)(1)	Total estimated Incremental Payment ($)(2)
Randall Oliphant	1,893,388	1,941,936	189,339	6,282,163	10,306,826
Bob Gallagher	1,893,388	1,553,549	189,339	6,861,057	10,497,333
Brian Penny	472,538	472,538	70,881	837,620	1,853,577
James Currie	413,471	413,471	62,021	2,207,332	3,096,295
Hannes Portmann	249,215	203,903	37,382	-	490,500
	4,922,000	4,585,397	548,962	16,188,172	26,244,531

Notes

(1)
Calculated using the closing price of the Common Shares on the TSX as at December 31, 2010 and subtracting the exercise price of unvested in-the-money options that would have vested.  Options and Share Units granted in 2011 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Director Compensation

Following the Company’s annual general meeting of shareholders on May 6, 2010, the Company introduced a new compensation plan for directors that included an annual retainer that could be taken in cash, deferred share units or grants of stock options.  Meeting fees of C$1,500 per director per meeting were discontinued on the introduction of the new plan.

New Gold pays an annual retainer of C$50,000 to each non-executive director and C$15,000 to the Chairman of the Audit Committee.  The annual retainer may be taken all or in part in cash or deferred share units.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director are paid by New Gold.

New Gold has a policy that stock option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares; provided further that the maximum value of stock options which may be granted to each non-executive director shall not exceed C$100,000 in any fiscal year.  Of the stock options granted to non-executive directors, as at December 31, 2010, 1,176,040 options remain outstanding which equates to 0.3% of the issued and outstanding Common Shares.

During the financial year ended December 31, 2010, an aggregate of $225,266 was paid in cash to the non-executive directors and New Gold granted an aggregate of 196,000 stock options and 29,185 deferred share units to the non-executive directors.

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Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the financial year ended December 31, 2010.

Name	Fees Paid in Cash ($)	Option-based awards ($) (1)	Fees Paid in DSUs ($)	Total ($)
James Estey	8,739	96,507	63,115	168,361
Vahan Kololian	58,744	96,507	-	155,251
Martyn Konig	8,739	96,507	48,545	153,791
Pierre Lassonde	55,831	96,507	-	152,338
Craig Nelsen	5,826	96,507	48,545	150,878
Ian Telfer	33,013	96,507	24,272	153,792
Raymond Threlkeld	54,374	96,507	-	150,881
	225,266	675,549	184,477	1,085,292

Notes

(1)	Valued using the Black-Scholes stock option valuation methodology, which value is shown in this column. The key assumptions made in valuing the grants are as follows:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
May 11, 2011	C$5.93	2.96%	70%	5	C$3.55	$0.9709

The following table breaks down the non-executive directors’ compensation for the financial year ended December 31, 2010.

Name	Board Annual Retainer ($)(1)	Committee Chair Retainer ($)(1)	Committee Member Retainer ($)	Aggregate Board Attendance Fee ($)(2)	Aggregate Committee Attendance Fee ($)(2)	Total Fees ($)
James Estey	48,548	14,565	-	4,369	4,369	71,851
Vahan Kololian	48,548	-	-	2,913	7,282	58,743
Martyn Konig	48,548	-	-	4,369	4,369	57,286
Pierre Lassonde	48,548	-	-	4,369	2,913	55,830
Craig Nelsen	48,548	-	-	4,369	1,456	54,373
Ian Telfer	48,548	-	-	4,369	4,369	57,286
Raymond Threlkeld	48,548	-	-	4,369	1,456	54,373
TOTALS	339,836	14,565	-	29,127	26,214	409,742

Notes

(1)	The amounts show in these columns show retainers paid after the 2010 Annual General Meeting of Shareholders.

(2)	The amounts shown in these columns show fees paid before the 2010 Annual General Meeting of Shareholders.

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Director Ownership at December 31, 2010

The following table shows the number of Common Shares and DSUs held by each non-executive director and the value of such Common Shares and DSUs as at December 31, 2010 and 2009 and the year over year change.

Name	Year	Number of Common Shares Held	Number of DSUs Held	Amount at Risk (Total Market Value of Common Shares and DSUs) ($)(1)
James Estey	2010	200,000	9,985	1,973,505
	2009	200,000	Nil	737,884
	Change	Nil	9,985	1,235,621
Vahan Kololian	2010	1,225,001	Nil	11,512,942
	2009	1,725,001	Nil	6,364,253
	Change	(500,000)	Nil	5,148,689
Martyn Konig	2010	150,000	7,680	1,481,926
	2009	300,000	Nil	1,106,826
	Change	(150,000)	7,680	375,100
Pierre Lassonde	2010	6,180,000	Nil	58,081,568
	2009	6,180,000	Nil	22,800,616
	Change	Nil	Nil	35,280,953
Craig Nelsen	2010	752,250	7,680	7,142,059
	2009	729,750	Nil	2,692,354
	Change	22,500	7,680	4,449,705
Ian Telfer	2010	200,000	3,840	1,915,752
	2009	200,000	Nil	737,884
	Change	Nil	3,840	1,177,868
Raymond Threlkeld	2010	294,480	Nil	2,767,615
	2009	402,220	Nil	1,483,959
	Change	(107,740)	Nil	1,283,656

Notes

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 and 2009 of C$9.68 and C$3.80 respectively, and converted to United States dollars at the average noon exchange rate for 2010 of C$1.00 = US$0.9709.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2010.

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Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James Estey	July 8, 2008	34,450	7.84	July 8, 2013	61,543
	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					590,645
Vahan Kololian	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					529,102
Martyn Konig	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					529,102
Pierre Lassonde	April 3, 2007	300,000	9.30	April 3, 2012	110,683
	July 8, 2008	34,450	7.84	July 8, 2013	61,543
	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					701,328
Craig Nelsen	May 23, 2006	45,000	3.38	May 23, 2011	275,347
	May 24, 2007	21,240	5.63	May 24, 2012	83,450
	July 8, 2008	34,450	7.84	July 8, 2013	61,543
	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					949,442
Ian Telfer	July 8, 2008	34,450	7.84	July 8, 2013	61,543
	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					590,645
Raymond Threlkeld	June 2, 2009	68,000	3.21	June 2, 2014	427,157
	May 11, 2010	28,000	5.93	May 11, 2015	101,945
					529,102
				Total:	4,419,366

Notes

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$9.68 and subtracting the exercise price of in-the-money stock options, and converted to United States dollars.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(Remainder of page intentionally blank)

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The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director holding that position as at December 31, 2010.

Value Vested During the Financial Year Ended December 31, 2010

Name	Option-based awards – value vested during the year ($)(1)
James Estey	$ 162,902
Vahan Kololian	$142,388
Martyn Konig	$142,388
Pierre Lassonde	$ 162,902
Craig Nelsen	$ 162,902
Ian Telfer	$ 162,902
Raymond Threlkeld	$142,388

Notes

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$9.68 and subtracting the exercise price of in-the-money stock options.  The amount is then converted into US dollars. The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Options Exercised during the Financial Year Ended December 31, 2010

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2010.

Option Exercises During the Financial Year Ended December 31, 2010

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
James Estey	Nil	Nil	Nil
Vahan Kololian	Nil	Nil	Nil
Martyn Konig	Nil	Nil	Nil
Pierre Lassonde	Nil	Nil	Nil
Craig Nelsen	22,500	$1.82	Nil(2)
Ian Telfer	Nil	Nil	Nil
Raymond Threlkeld	100,000	$1.75	452,439

Notes

(1)	Calculated using the fair market value of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices and converted to United States dollars.

(2)	Mr. Nelsen exercised these options but continues to hold the Common Shares.

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Deferred Share Unit Plan

On May 6, 2010, the Company established a director deferred share unit plan (“Director DSU Plan”) for the purpose of strengthening the alignment of interests between eligible directors of the Company and designated affiliates (for the purposes of this section “Directors”) and shareholders by linking a portion of annual director compensation to the future value of the shares. In addition, the Director DSU Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and its designated affiliates, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the shares.

The Director DSU Plan is administered by the Compensation Committee. Deferred Share Units (“DSUs”) are book-keeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSUs are not assignable or transferable.  Under the Director DSU Plan, directors may elect (on an annual basis) to receive a percentage of their compensation in DSUs. The number of DSUs granted to a Director is determined by dividing the amount of compensation elected to be taken as DSUs by the closing price for a share on the TSX on the business day immediately preceding the date of grant.

A Director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On termination, the Company shall redeem each DSU held by the Director for a payment in cash, being the product of: (i) the number of DSUs held by the Director upon ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the Common Shares, on the TSX for the five consecutive trading days immediately prior to the date of termination. Payment will be made to the Director on such date as the Company determines not later than 60 days after the date of the director ceasing to be a director.

Under the Director DSU Plan, the Compensation Committee may from time to time in the absolute discretion of the Compensation Committee, amend, modify and change the provisions of the Director DSU Plan, provided that any amendment, modification or change to the provisions of the Director DSU Plan which would (a) materially increase the benefits under the Director DSU Plan, (b) materially modify the requirements as to eligibility for participation in the Director DSU Plan, and (c) terminate the Director DSU Plan, shall only be effective upon such amendment, modification or change being approved by the Board, and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Company.

During the year ended December 31, 2010, an aggregate of 29,185 DSUs were issued and no DSUs were redeemed under the Director DSU Plan. As of March 30, 2011 there are an aggregate of 29,185 DSUs outstanding under the Director DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs.  There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as of the financial year ended December 31, 2010.

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Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options (1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	12,248,188	4.50	27,656,046
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options.

(2)
Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under New Gold’s 2005 Plan of 39,904,234 representing 10% of the number of Common Shares issued and outstanding as at December 31, 2010.

The table below shows the percentage of options granted in 2010:

Maximum initial share reserve at December 31, 2010	39,904,234
Total issued and outstanding shares at December 31, 2010	399,042,335
Total shares that may be issued under outstanding options/total shares issued and outstanding	3%
Number of options granted in 2010 (2,704,000), expressed as a percentage of the Common Shares that were issued and outstanding as at December 31, 2010	0.67%

Stock Option Plans

In addition to the proposed 2011 Plan to be considered by shareholders at the Meeting, New Gold currently has the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007) (“2005 Plan”) and three historical stock option plans relating to Metallica, Peak and Western Goldfields.

New Gold 2005 Plan

The 2005 Plan provides for the number of shares reserved for issuance under the 2005 Plan not to exceed 10% of New Gold’s issued and outstanding share capital at the time of any stock option grant on an “evergreen” (reloading) basis.  The Plan was approved by shareholders on May 4, 2005 and subsequently amended pursuant to the approval of shareholders on May 3, 2007 and June 17, 2008.  In accordance with the rules of the TSX, the Plan requires the approval of shareholders every three years. If shareholders approve the 2011 Plan at the Meeting, no further options will be granted pursuant to the 2005 Plan. See “Approval of the new 2011 Stock Option Plan”.

The following is a summary of the principal terms of the 2005 Plan.  For the purposes of this summary, all capitalized terms shall have the meanings as set out in the 2005 Plan.  A copy of the Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Eligible Participants under the 2005 Plan

Stock options may be granted to directors, officers and Service Providers (as defined in the 2005 Plan) of New Gold (and any subsidiary of New Gold).  Under the 2005 Plan, the Board shall, without limitation, have full and final authority in their discretion but subject to the express provisions of the 2005 Plan, to interpret the 2005 Plan, to prescribe, amend and rescind the rules and regulations relating to the 2005 Plan and to make all determinations deemed necessary or advisable in respect of the 2005 Plan.

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The grant of an Option to any one Optionee who is an Insider and any Associate of such Insider shall not exceed 5% of the outstanding issue within a one-year period.

The number of Shares issuable to any one Optionee under the 2005 Plan, together with all of New Gold’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

Securities Issuable under the 2005 Plan

The issuance of stock options to acquire up to 10% of the outstanding capital of New Gold on an “evergreen” (reloading) basis is permitted.  Under the regulations of the TSX, “evergreen” means that as the outstanding capital of New Gold increases with each subsequent issuance of shares, the number of shares eligible to be granted under the 2005 Plan will increase to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the 2005 Plan.

Exercise Price and Term under the 2005 Plan

The Option price at which an Optionee may purchase a Common Share on exercise of a stock option will be as set out in the Option Agreement issued in respect of such Option and in any event will not be less than the Market Price of the Common Shares as of the Grant Date.  The Market Price of the Common Shares for a particular Grant Date will typically be the closing trading price of the Common Shares on the date immediately preceding the Grant Date, or otherwise in accordance with the terms of the 2005 Plan. The exercise price of Options granted under the 2005 Plan cannot be below the Market Price. There are no stock appreciation rights associated with Options granted under the 2005 Stock Option Plan.

There is no provision under the 2005 Plan to transform Options into stock appreciation rights.  In no case will a stock option be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question. Common Shares will not be issued pursuant to Options granted under the 2005 Plan until they have been fully paid for by the Optionee.

Vesting under the 2005 Plan

The Board has the authority to determine the term and vesting provisions of Options, provided that the term may not be longer than ten years.  The Expiry Date will mean either: (a) the date set by the Board under section 3.1 of the 2005 Plan, as the last date on which an Option may be exercised; or (b) if the date referred to in subsection 2.7(a) falls within a blackout period imposed on the Optionee by New Gold, or within ten business days thereafter, then that date which is the tenth business day after the end of such blackout period.  All Options issued as at the date of this Circular have terms from five to seven years and are either fully vested; or vest one-third on grant, one-third one year from grant and one-third two years from grant; or vest one-third one year from grant, one-third two years from grant and one-third three years from grant.  It is the Company’s practice that, as a minimum, Options granted will not vest until at least one year from their date of grant.

The 2005 Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement.  The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

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Cessation or Termination of Options under the 2005 Plan

The causes of cessation of entitlement are as follows:

(a)
Options held by an Optionee who ceases to be a director, officer or Service Provider of New Gold or a subsidiary of New Gold, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to New Gold or any entity controlled by New Gold, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date, or such earlier date as may be prescribed by (i) the Board on the Grant Date, or (ii) the policies of the TSX;

(b)	Any outstanding Options held by Optionees who are terminated for cause will expire on the date of termination; and

(c)
Options held by an Optionee who ceases to be a director, officer, or Service Provider of New Gold or a subsidiary of New Gold, due to his or her retirement at the request of his or her employer earlier than the normal retirement date under New Gold retirement policy then in force, or due to his or her termination by New Gold other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the Expiry Date or such shorter period as may be prescribed by (i) the Board on the Grant Date; or (ii) the policies of the TSX.

Certain employment agreements, as discussed in “Termination and Change of Control Benefits”, have different vesting and cessation provisions.

Assignability under the 2005 Plan

Options under the 2005 Plan will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the Optionee in the event of the Optionee’s death.

Amending Provisions under the 2005 Plan

The Board has the authority to suspend, terminate or discontinue the 2005 Plan without shareholder approval but subject to any required regulatory approval.  Any amendment to the terms of the 2005 Plan will be subject to approval of the shareholders and disinterested shareholder approval in the case of amendments made to Insiders.  The Board (or any appointed committee) has authority, at any time, to make certain types of amendments to Options and the 2005 Plan, without further action by its shareholders, so as to:

(a)
ensure that the Options granted will comply with any provisions respecting Options in the income tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen;

(b)	change vesting provisions of an Option or the 2005 Plan;

(c)
make a change in the termination provisions of an Option or the 2005 Plan or a change to the date on which an Option may be exercised which does not entail an extension beyond the original Expiry Date; and

(d)	make amendments to correct typographical or clerical errors and to add clarifying statements to ensure the intent and meaning of an Option or the 2005 Plan is properly expressed.

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As at March 30, 2011, there were 9,081,068 stock options issued and outstanding under the 2005 Plan, representing approximately 2.27% of New Gold’s issued and outstanding Common Shares.  Additional stock options may be granted as the outstanding capital of New Gold increases to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the 2005 Plan.

If the 2011 Plan is approved, no new options will be granted under the 2005 Plan.

Metallica Plan

As at March 30, 2011, a total of 153,580 options remain outstanding under the Metallica stock option plan (“Metallica Plan”), which, as a result of the 2008 Business Combination are now exercisable for New Gold common shares.  No new options will be granted under the Metallica Plan.  The exercise price of the existing options ranges from C$3.38 to C$5.63. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Metallica Plan will expire on July 13, 2012. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Peak Plan

As at March 30, 2011, a total of 794,200 options remain outstanding under the former Peak stock option plan (“Peak Plan”), which, as a result of the 2008 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Peak Plan.  The exercise price of the existing options ranges from C$6.20 to C$9.30. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Peak Plan will expire on March 20, 2013. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Western Goldfields Plan

As at March 30, 2011, a total of 1,900,567 options remain outstanding under the former Western Goldfields stock option plan (“Western Goldfields Plan”), which, as a result of the 2009 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Western Goldfields Plan.  The exercise price of the existing options ranges from $0.40 to C$3.74. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

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CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders.  New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces.  The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements.  New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

Board of Directors

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees for election by shareholders and has determined that six of the eight Nominees are independent for the purposes of membership on the Board.

Nominee	Relationship	Reason for Non-Independent Status
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde	Independent	N/A – no material relationship.
Craig Nelsen	Independent	N/A – no material relationship.
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Raymond Threlkeld	Non-Independent	Considered to have a material relationship with the Company by virtue of being former President and Chief Executive Officer of Western Goldfields Inc. (a subsidiary of the Company).

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Ian Telfer, who is currently an independent member of the Board has decided not to stand for re-election at the Meeting.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. The Chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company, and to officers, employees, external auditors and legal counsel of the Company. As well, each of the charters state that the committees may engage separate independent counsel and advisors at the expense of the Company. The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)
the Board has implemented a policy to hold in-camera meetings with the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings;

(b)	at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

(c)	under the Company’s Articles of Incorporation, any one director may call a Board meeting;

(d)	the President and Chief Executive Officer’s and Executive Chairman’s compensation is considered, in their absence, by the Compensation Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman.  As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance.  Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee are comprised entirely of independent directors.  The Executive Chairman must provide leadership to directors in discharging their duties including by:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

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The Executive Chairman must assist the Board in discharging its stewardship function, which includes:

(a)	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)	satisfying itself as to the integrity of the executive officers of New Gold and ensuring that such executive officers created a culture of integrity throughout the organization;

(c)	strategic planning;

(d)	identifying and managing risks;

(e)	succession planning;

(f)	together with the Corporate Governance and Nominating Committee Chair, reviewing the committees of the Board, the Chairs of such committees and the charters of such committees; and

(g)
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and executive officers of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair, as appropriate):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

(i)	encouraging free and open discussion at meetings of the Board (it is also policy that in-camera meetings will be held with the independent directors at the end of each Board meeting).

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, including every quarter and following the annual general meeting of New Gold’s shareholders.  Typically, each committee of the Board meets at least twice each year or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas depend on the nature of the business and affairs which New Gold faces from time to time.  During the financial year ended December 31, 2010, the Board met six times, the Audit Committee met four times,

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the Compensation Committee met three times and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Sustainability Committee each met once.  Below are details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2010.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE&S Committee
James Estey	6 out of 6	4 out of 4	n/a	1 out of 1	n/a
Robert Gallagher (1)	6 out of 6	n/a	n/a	n/a	n/a
Vahan Kololian	5 out of 6	4 out of 4	3 out of 3	n/a	1 out of 1
Martyn Konig	6 out of 6	4 out of 4	n/a	0 out of 1	n/a
Pierre Lassonde	6 out of 6	n/a	3 out of 3	n/a	n/a
Craig Nelsen	6 out of 6	n/a	n/a	n/a	1 out of 1
Randall Oliphant (1)	6 out of 6	n/a	n/a	n/a	n/a
Ian Telfer	4 out of 6	n/a	3 out of 3	1 out of 1	n/a
Raymond Threlkeld	6 out of 6	n/a	n/a	n/a	1 out of 1

(1) Mr. Gallagher and Mr. Oliphant are not members of any committee of the Board.

Directors’ Attendance Policy

As set out in the Board Mandate (available on New Gold’s website at www.newgold.com and attached to this Circular), Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Meetings

The Board has implemented a policy to hold in-camera meetings of the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings. In addition, at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters.

All of the Committees have the option available to them of holding in-camera sessions without Messrs. Gallagher or Oliphant or other members of management in attendance.  During the financial year ended December 31, 2010, all four of the Audit Committee meetings and three Compensation Committee meetings held an in-camera session without Messrs. Gallagher or Oliphant or other members of management in attendance.  During the financial year ended December 31, 2010 the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Sustainability Committees determined that there was no reason to hold such sessions.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies.  None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
James Estey	Nil	n/a
Robert Gallagher	Southern Arc Minerals (since 2010) Dynasty Gold Corp (since 2009)	n/a
Vahan Kololian	Manicouagan Minerals Inc. (since 2001)	Chairman of the Audit Committee Compensation Committee
Martyn Konig	European Goldfields Limited (since 2008)	Executive Chairman of the Board

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Director	Other Public Company Directorships	Other Public Company Committee Appointments
Pierre Lassonde	Enghouse Systems Limited (since 2000) Franco-Nevada Corporation (since 2007)	Chairman of the Compensation Committee Chairman of the Board
Craig Nelsen	Avanti Mining Inc. (since 2007)	n/a
Randall Oliphant	Silver Bear Resources Inc. (since 2004) Franco-Nevada Corporation (since 2007) WesternZagros Resources Ltd. (since 2007)	n/a Audit Committee Audit Committee and Corporate Governance Committee
Ian Telfer	Goldcorp Inc. (since 2005) Uranium One Inc. (since 2005)	Chairman of the Board Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee
Raymond Threlkeld	Rainy River Resources Ltd. (since 2009)	n/a

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman as detailed in the Board’s written mandate.  The Chair of each Board committee acts within the parameters set by their respective committee charters.  The Board, together with Mr. Gallagher, have developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule “A”.

Succession planning for Chief Executive Officer

The Compensation Committee is responsible for preparing an annual report to the Board on succession planning which generally includes policies and principles for Chief Executive Officer selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the Chief Executive Officer.

The entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the Chief Executive Officer, as necessary.

On January 26, 2011, the Compensation Committee reviewed the succession plans for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.  This review included analysis of the risk of each executive officer leaving New Gold and identifying potential successors (including the readiness of the potential successors to assume the responsibilities of the relevant role).  The Compensation Committee reviews the succession plan on an annual basis.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

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In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE Amex listing polices;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their position as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s operating sites at least once every two years.  In November 2010, all of the directors visited the Mesquite Mine in Southern California, USA.  Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer.  Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has had a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of New Gold and its subsidiaries.  The Board most recently reviewed the Code on March 3, 2011.  A copy of the Code is available under New Gold’s profile on SEDAR at www.sedar.com and is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally, and at least annually the Board discusses the Code and each member certifies as to whether they have been in compliance with the Code and if they are aware of any non-compliance with the Code that they have not raised with the Corporate Secretary or other senior management of the Company during the preceding year.

Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obliged to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver any such waivers of the Code for directors or NEOs must be approved by the Audit Committee and such waiver will be promptly disclosed to shareholders as required by law.  The Board did not grant any waiver of the Code in favour of a director or NEO during 2010 or during the past 12 months and accordingly no material change report has been required.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

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Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external Report It Hotline, by email or online.  Concerns are reviewed as soon as possible by the Audit Committee in the manner deemed to be appropriate based upon the merits of the submission and with the assistance and direction of whomever the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, the three members of which are independent directors.  As noted in more detail below, the mandate of the Corporate Governance and Nominating Committee establishes the criteria for Board membership, including recommending composition of the Board.  While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered as well.

To encourage an objective nominating process, the Corporate Governance and Nominating Committee, in considering potential Board nominees, takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Corporate Governance and Nominating Committee is to:

(a)	provide a focus on corporate governance that will enhance corporate performance;

(b)	assist New Gold in its corporate governance responsibilities under applicable law;

(c)	establish criteria for Board and committee membership;

(d)	recommend composition of the Board and its committees; and

(e)	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process for identifying and nominating highly qualified and dedicated director candidates for election to the Board:

(a)
the Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

(b)	the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members;

(c)	the Corporate Governance and Nominating Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

(d)	selected members of management and the Board will interview prospective candidates;

(e)
the Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders;

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(f)
the Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and

(g)	the Corporate Governance and Nominating Committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Any shareholder with a nomination should submit such candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary of the Company.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the Health, Safety, Environment and Sustainability Committee.

All of the committees are independent of management and report directly to the Board.

Each committee is comprised of independent directors except the Health, Safety, Environment and Sustainability Committee which is comprised of a majority of independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent
Compensation Committee	Vahan Kololian (Chair)	Independent
	Pierre Lassonde	Independent
	Ian Telfer	Independent
Corporate Governance and Nominating Committee	James Estey (Chair)	Independent
	Martyn Konig	Independent
	Ian Telfer	Independent
Health, Safety, Environment and Sustainability Committee	Craig Nelsen (Chair)	Independent
	Vahan Kololian	Independent
	Raymond Threlkeld	Non-Independent

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Audit Committee

The Audit Committee is comprised of independent directors, as described above.  The Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s annual information form (the “AIF”)  under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under New Gold’s profile on SEDAR at www.sedar.com and as an exhibit to New Gold’s Form 40-F at www.sec.gov.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors and the purpose of the Compensation Committee is to propose, implement and oversee human resources and compensation policies approved by the Board.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the Corporate Governance and Nominating Committee is comprised of three independent directors and its main purpose is to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Sustainability Committee

The Health, Safety, Environment and Sustainability Committee is comprised of a majority of independent directors and its overall purpose is to review and monitor the health, safety, environmental and sustainable development policies of New Gold on behalf of the Board.  The committee may investigate any activity of New Gold that relates to sustainable development and community development, environment, health and safety.  The committee will have access to such officers and employees of New Gold and to independent consultants and advisors, and to such information respecting New Gold as it considers necessary in order to perform its duties and responsibilities.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role of the Board, the terms of reference of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In March 2011, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an evaluation questionnaire. The topics covered by the questionnaire included the conduct of meetings, the composition of the Board and Committees, the conduct of the Board and its members.   The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process, discussing the results, and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance and Nominating Committee is responsible for reviewing director performance and the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and identifying any perceived needs on an annual basis. This is primarily achieved through the evaluation questionnaire described above.

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The Board assesses the President and Chief Executive Officer’s effectiveness in attaining New Gold’s corporate objectives, budgets and milestones.

CONTACTING THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the financial year ended December 31, 2010, indebted to New Gold or its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of New Gold who has held such position at any time since January 1, 2010; (b) proposed nominee for election as a director of New Gold; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors and the adoption of the 2011 Plan, under which directors and officers of the Company may receive options in the future.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, since January 1, 2010, no informed person of New Gold, nominee for election as a director of New Gold, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries.

ANY OTHER MATTERS

Management of New Gold knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, at the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com.  New Gold’s financial information is provided in New Gold’s annual financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on SEDAR at the location noted above and on the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact the Corporate Secretary of New Gold by phone at (604) 696-4100 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert Gallagher

Robert Gallagher
President and Chief Executive Officer

Vancouver, British Columbia
March 31, 2011

Please contact Kingsdale Shareholder Services Inc. at 1-888-518-1560
if you have any questions, or require assistance completing your Proxy.

Schedule A

Board of Directors Mandate

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.  The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting.  The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101.

3.3	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the annual strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	the Board;

ii.	the Chair and/or Lead-Director of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

The Board shall be responsible to ensure that the Company’s officers and the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability, Environment, Health and Safety Committee.  The Board may establish other standing committees from time to time which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

d.
to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

e.	to create a culture of integrity throughout the Company;

f.	to ensure that management is aware of the Board’s expectations of management;

g.	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

c.	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

d.	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the rules of the applicable exchanges;

c.	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors to be proposed to the Compensation Committee for review and advice; and

f.
the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis, and the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities including at least annually in executive session without the presence of non-independent directors or management.

Members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance board materials and be prepared to discuss such materials.

3.11	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

4.	Chair of the Board

The Chair of the Board with the assistance of the Chair of the Corporate Governance and Nominating Committee (or a Lead-Director if one is appointed from time to time) will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied, that the responsibilities of the Board and its committees are well understood by the directors.

The Chair will (with the assistance of any Lead-Director if one is appointed from time to time) assist the Board in discharging its stewardship function, which includes:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	satisfying itself as to the integrity of the senior officers of the Corporation and ensuring that such senior officers created a culture of integrity throughout the organization;

c.	strategic planning;

d.	identifying and managing risks;

e.	succession planning;

f.	together with the Corporate Governance and Nominating Committee Chair, reviewing the Committees of the Board, the Chairs of such Committees and the charters of such Committees; and

g.
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

In connection with meetings of the directors, the Chair shall be responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair (alternatively with the assistance of any Lead-Director if one is appointed from time to time), as appropriate):

a.	scheduling meetings of the directors;

b.	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Charter and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on March 3, 2011

Schedule B

2011 STOCK OPTION PLAN

ARTICLE 1

GENERAL PROVISIONS

1.1	Interpretation

(a)	For the purposes of the Plan, the following terms have the following meanings:

“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of NI 45-106;

“Associate” has the meaning set out in Section 2.22 of NI 45-106;

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(i)
the Company is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(ii)	the Company sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an Affiliate of the Company);

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)
any person, entity or group of persons or entities acting jointly or in concert  (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 40% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor company (regardless of whether a meeting has been called to elect directors) and as a result of such acquisition of control, directors of the Company holding such office immediately before such acquisition of control shall not constitute a majority of the Board;

(v)
as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in paragraph (i) above, the nominees named in the most recent management information circular of the Company for election to the board of directors of the Company shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent.

For the purposes of the text above, “voting securities” means common shares of the Company and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“Company” means New Gold Inc. and includes any successor to New Gold Inc.;

"Eligible Contractor" means a person who is not an employee, officer or director of the Company that:

(i)	is engaged to provide on a bona fide basis consulting, technical, management or other services to the Company or any Affiliates under a written contract with the Company or the Affiliate;

(ii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and

(iii)	who otherwise qualifies as a “consultant” under section 2.22 of NI 45-106 ;

“Eligible Person” means, subject to all applicable laws, (A) in respect of any grant of Options by the Company any director, employee, officer or Eligible Contractor of (i) the Company or (ii) any Affiliate (and includes any such person (other than an Eligible Contractor) who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and (B) in respect of any assignment of Options by a person in (A) above pursuant to Section 2.5, means any Permitted Assign of such person as the context requires;

“Exchange” means the TSX, the NYSE Amex Equities or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;

“Exchange Rate” means the noon spot rate published by the Bank of Canada on the date the Option is granted;

“Holding Entity” has the meaning set out in Section 2.22 of NI 45-106;

“ISO” means an Option granted to a US Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the IRS Code;

“Insider” means any officer, director or other “insider” as defined by the Toronto Stock Exchange Company Manual, from time to time;

“IRS Code” means the United States Internal Revenue Code of 1986, as amended and the regulations and other guidance issued under the code;

“Market Price” means at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately preceding the date as of which the Market Price is determined.  In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“NI 45-106” means National Instrument 45-106 – Prospects and Registration Exemptions, as may be amended or replaced from time to time;

“NQSO” means any Option granted to a US Participant that is not an ISO;

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Participant” means an Eligible Person to whom an Option has been granted;

“Permitted Assign” means:

(i)	a Holding Entity of a Participant; or

(ii)	a RRSP, RRIF or TFSA of a Participant;

“Plan” means this 2011 stock option plan of the Company, as it may be amended from time to time;

“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Company or an Affiliate as a result of resignation;

“Retirement” means the Participant ceasing to be an employee, officer or director of the Company or an Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company's consent;

“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

“Shares” means the common shares in the capital of the Company;

“Shareholder” means a holder of Shares;

“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in section 424(f) of the IRS Code;

“10% Shareholder” means a US Participant who, at the time an ISO is granted, owns securities representing more than 10% of the voting power of all classes of shares of the Company or any Subsidiary, taking into account the attribution rules under section 424(d) of the IRS Code;

“Termination Date” means the date on which the Participant ceases to be an Eligible Person subject to section 2.6(b): (i) in the case of a director, the Termination Date occurs on the termination of board membership of the director by the Company or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Company or an Affiliate or the date of his Resignation, other than through Retirement; (ii) in the case of an employee, the Termination Date occurs on the date of termination of the employment of the employee, indicated in the Company’s notice of termination, with or without cause, as the context requires by the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, or in the case of an officer, upon removal of or failure to re-elect or re-appoint the individual as an officer of the Company or an Affiliate, or the effective date of his Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the date of termination of the services of the Eligible Contractor;

“TFSA”  means a tax-free savings account as described in the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; and

“US Participant” means a Participant that is subject to federal income tax in the United States of America pursuant to the IRS Code and any relevant tax convention.

(b)	In the Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

(c)	The Plan and all matters to which reference is made in the Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the applicable laws of Canada.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)	providing Eligible Persons with additional incentive;

(b)	encouraging equity ownership in the Company by such Eligible Persons;

(c)	increasing the proprietary interest of Eligible Persons in the success of the Company;

(d)	encouraging Eligible Persons to remain with the Company or its Affiliates; and

(e)	attracting new directors, employees, officers and service providers.

1.3	Administration

(a)
The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors of the Company. If a committee is appointed for this purpose, the following references to the Board will be deemed to be references to the committee.

(b)	Subject to the limitations of the Plan, the Board shall have the authority to:

(i)	grant Options;

(ii)	determine the terms, limitations, restrictions and conditions respecting Option granted;

(iii)
interpret  the  Plan and  adopt,  amend  and  rescind  such  administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable subject to required prior approval by any applicable regulatory authority or Shareholders; and

(iv)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

(c)
The Board’s guidelines, rules, regulations, interpretations and determinations pursuant to or relating to the Plan shall be conclusive and binding upon the Company and all other persons, including without limitation all Participants. No member of the Board or any person acting pursuant to the authority delegated by it under the Plan shall be liable for any action or determination in connection with the Plan made or taken in good faith.

1.4	Shares Reserved

(a)
The aggregate number of Shares to be reserved for exercise of all Options granted under the Plan shall not exceed 5% of the Shares (on a non-diluted basis) issued and outstanding at the time of granting the Option, less the aggregate number of Shares issued under any other security based compensation arrangements of the Company. No fractional Shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.  If any Options granted under the Plan are cancelled or terminated in accordance with the Plan without being exercised then the Shares subject to those Options will again be available to be granted under the Plan.

(b)
For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of the Shares issuable under the Plan, and exercises of Options will make new grants available under the Plan.

(c)
The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security based compensation arrangements of the Company.

(d)
If there is a change in or substitution or exchange of the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, amalgamation, arrangement, consolidation, reorganization, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval (if required) of the relevant Exchange(s), appropriate substitution or adjustment in:

(i)	the number or kind of securities reserved for issuance pursuant to the Plan; and

(ii)
the number or kind of securities subject to unexercised Options granted and the option exercise price of such securities; provided however that no substitution or adjustment shall obligate the Company to issue or sell fractional securities.

(e)	The Company shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

1.5	Limits with respect to Insiders

(a)
The maximum number of Shares issuable to Insiders under the Plan and any other security based compensation arrangements of the Company shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b)
The maximum number of Shares which may be issued to Insiders under the Plan and any other security based compensation arrangements of the Company within a 12 month period shall be 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis).

(c)
In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director (based on the grant date fair value of the Options);

1.6	Non-Exclusivity

Nothing contained in the Plan shall prevent the Board from maintaining or adopting other or additional compensation arrangements, subject to any required approvals.

1.7	Amendment or Termination

(a)
Subject to Section 1.7(b) below, the Board may at any time, and from time to time, and without Shareholder approval amend any provision of the Plan, or the terms of any Options granted, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	to Section 2.3 relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions set out in Section 1.1;

(iv)	to the Change of Control provisions provided for in Section 3.1;

(v)	to Section 1.3 relating to the administration of the Plan;

(vi)	to the vesting provisions of any outstanding Options;

(vii)
to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Plan or the Shares issuable pursuant to the Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Plan are exempt from such registration; and

(viii)
fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

(b)
Notwithstanding Section 1.7(a), the Board shall not be permitted to amend the following without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of Shareholders and, in the case of an amendment to Section 1.5 so as to increase the Insider participation limits, approval of a majority of the Shareholders voting at a duly called and held meeting of Shareholders excluding shares voted by Insiders who are Eligible Persons:

(i)	Section 1.4(a) in order to increase the maximum number of Shares which may be issued under the Plan or Section 1.5 so as to increase the Insider participation limits;

(ii)	Section 2.2 or this Section 1.7 so as to increase the ability of the Board to amend the Plan without Shareholder approval;

(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)
subject to Section 1.4(d), the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option);

(v)	to Section 2.5 relating to the transferability of Options; or

(vi)	the term of any Option issued under the Plan.

(c)
Any amendment or termination of an Option shall not materially and adversely alter the terms or conditions of any Option or materially and adversely impair any right of any Participant under any Option granted before the date of any such amendment or termination without the consent of such Participant, except as otherwise required by law or as provided in the Plan.

(d)
If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

1.8	Compliance with Legislation

The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by any provision of the Plan or the grant of any Option under the Plan to issue Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Company shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed with the Exchange. The Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on the Exchange. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 2

OPTIONS

2.1	Grants

(a)
Subject to the provisions of the Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, if any, applicable to the vesting or to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.  In addition (and without limitation to the preceding text), at the sole discretion of the Board, at the time of the grant, Options may be made subject to any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time (e.g. to address matters such as fraud, or other significant misconduct of a Participant).

(b)	The award of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Option.

(c)	Options may be granted so that they qualify as ISOs under section 422 of the IRS Code in accordance with the requirements and limitations in Section 4.3 below.

(d)
Each Option shall be confirmed by an option agreement, or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. Subject to specific variations approved by the Board in respect of any Options all terms and conditions set out in the Plan will be incorporated by reference into and form part of any Option granted under the Plan.

2.2	Option Exercise Price

(a)	The Board will establish the exercise price of an Option at the time each Option is granted based on the terms set out under Section 2.2(b).

(b)	Subject to Section 4.3(d), the exercise price of an Option as established by the Board pursuant to Section 2.2(a) will not be less than the Market Price.

2.3	Exercise of Options

(a)
Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve.  In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry will become the tenth day after the end of the blackout period.  A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time (or, if less the remainder of Shares available for purchase pursuant to all Options granted to such Participant).

(b)
The exercise price (and any applicable withholding taxes) of each Option to purchase Shares shall be paid in full by certified cheque, or in another manner deemed acceptable to the Company, at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan and the related option agreement, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(c)
Subject to the provisions of the Plan and the related option agreement, an Option may be exercised from time to time as advised by the Company from time to time and upon payment in full of the Option exercise price of the Shares to be purchased and any applicable withholding taxes.  Certificates for such Shares shall be issued and delivered to the Participant within a reasonable period of time following the receipt of such notice and payment but in any event not exceeding five business days.

2.4	Withholding Taxes

For certainty and notwithstanding any other provision of the Plan, the Company or any Affiliate may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company or any Affiliate is required by any law or regulation of any governmental authority whatsoever to deduct or withhold in connection with any Share issued pursuant to the Plan, including, without limiting the generality of the foregoing, (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan, until such time as the Participant has paid to the Company or any Affiliate an amount equal to any amount which the Company or Affiliate is required to deduct or withhold by law with respect to such taxes or other amounts together with the exercise price for the Shares; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of a Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation.  By participating in the Plan, the Participant consents to any such sale and authorizes the Company or any Affiliate, as applicable, to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable governmental authorities.  Neither the Company nor any applicable Affiliate shall be responsible for obtaining any particular price for the Shares nor shall the Company or any applicable Affiliate be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company and any applicable Affiliate to fund any withholding obligation.

2.5	Transfer of Options

(a)
Subject to Section 2.5(b), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant in accordance with the Plan.

(b)
Notwithstanding Section 2.5(a), Options may, with the prior approval of the Board, be assigned by a Participant to a Permitted Assign of such Participant, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except, with the prior approval of the Board, to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign in accordance with the Plan.  Notwithstanding the foregoing, an ISO may not be transferred or assigned in any manner other than (i) by will or the laws of descent and distribution or (ii) to the extent required by a domestic relations order.  An improper transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.

2.6	Termination or Death

(a)	Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than five years from their date of grant:

(i)
if a Participant ceases to be an Eligible Person for any reason whatsoever other than death or termination for cause, each vested Option held by the Participant will cease to be exercisable 90 days after the Termination Date, or in accordance with the Participant’s employment agreement that was previously approved by the Board or such longer period as determined by the Board; for greater certainty, such determination may be made at any time subsequent to the date of grant of Options, but none will be outstanding for a period that exceeds the expiry date of the Option.  If any portion of an Option is not vested by a Participant’s Termination Date, that portion of the Option may not be exercised by the Participant unless the Board determines otherwise.

(ii)
If a Participant ceases to be an Eligible Person because his relationship with the Company or an Affiliate is terminated by the Company or the Affiliate, as applicable, for cause, his Options shall cease to be exercisable immediately upon such termination on the Termination Date.

(iii)
if a Participant dies, the legal representative of the Participant may exercise the Participant’s vested Options within 180 days following the death of the Participant or such longer period as determined by the Board, for greater certainty such determination may be made at any time after the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant.   If any portion of an Option is not vested at the date the Participant’s death, that portion of the Option will vest immediately as at the date of the Participant’s death.

(iv)
notwithstanding the foregoing, an ISO may not be exercisable by a US Participant beyond the earlier of the date that is three months following the US Participant’s termination of employment with the Company and all Subsidiaries for reasons other than death or disability or the expiry date of such ISO.  In the event of the death of a US Participant (including during the three month period after the US Participant’s Termination Date) or in the event of a termination of employment due to disability (as determined under section 422(c)(6) of the IRS Code), no ISO still held by such US Participant may be exercised beyond the earlier of the date that is 12 months after the date of such death or disability or the expiry date of such ISO.

(b)
Any Participant to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he or she received such Option shall continue to be eligible to hold such Option as a Participant as long as he or she otherwise falls within the definition of “Eligible Person” in any capacity.

ARTICLE 3

CHANGE OF CONTROL

3.1	Change of Control

(a)
In the event of a proposed Change of Control, the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time.  In such event, all Options so vested will be exercisable, conditionally, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control.  For greater certainty, upon a Change of Control, Participants shall not be treated any more favourably than Shareholders with respect to the consideration that the Participants may be entitled to receive for their Shares.

(b)
If a Participant elects to exercise its Options following a Change of Control, the Participant shall be entitled to receive, and shall accept, in lieu of the number of Shares which he was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he been the registered holder of the number of Shares to which he was entitled to purchase upon exercise of such Options.

3.2	Right to Terminate Options on Sale of Company

Notwithstanding any other provision of the Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising them that, within 30-days or such greater period as the Board determines in its sole discretion after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options before the closing of the Proposed Transaction, and that upon the failure of a Participant to provide such notice within the 30-day period or such greater period as the Board determines in its sole discretion, all rights of the Participant will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.  If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period or such greater period as the Board determines in its sole discretion and the day after the expiration of the 180-day period.  If a Participant gives notice that the Participant desires to exercise its Options before the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately before the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

ARTICLE 4

MISCELLANEOUS PROVISIONS

4.1	No Rights as Shareholder

The holder of an Option shall not have any rights as a Shareholder with respect to any of the Shares underlying an Option until such holder has exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the exercise price in respect of which the Option is being exercised and paying applicable withholding taxes).

4.2	No Rights to Continued Employment or Engagement

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employment or engagement of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate his employment or engagement at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment or engagement of any Participant beyond the date on which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the date on which his relationship with the Company or any Affiliate would otherwise be terminated pursuant to the provisions of any employment, consulting or other contract for services with the Company or any Affiliate.

4.3	Special Requirements for US Participants

(a)
Notwithstanding any other provision of the Plan to the contrary, the aggregate number of Shares available for ISOs is 10,000,000, subject to adjustment pursuant to Section 1.4 of the Plan and subject to the provisions of sections 422 and 424 of the IRS Code.

(b)	Individuals eligible to receive ISOs are US Participants who are employees of the Company or a Subsidiary.

(c)	Each option agreement or grant letter shall specify whether the related Option is an ISO or a NQSO. If no such specification is made, the related Option will be an NQSO.

(d)
An ISO shall be treated as a NQSO to the extent that the aggregate Market Price (determined as of the applicable grant date) with respect to which ISOs are exercisable by the US Participant for the first time during any calendar year (pursuant to the Plan and all other plans of the Company and of any Affiliate for purposes of section 422 of the IRS Code) will exceed US$100,000 or any other limitation subsequently set out in section 422(d) of the IRS Code.  If two or more Options designated as ISOs first become exerciseable in the same calendar year, the $100,000 limit shall be applied to the Options in the order in which they were granted, and any Shares whose value exceeds the limit shall be deemed to be covered by an NQSO.

(e)
The exercise price per Share of an ISO granted to a 10% Shareholder will be not less than 110% of the Market Price on the applicable grant date and such ISO shall not be exercisable later than the expiration of five years after the date of grant.

(f)	An ISO may only be granted within the 10-year period beginning from the earlier of the date the Plan is adopted by the Board or the date the Plan is approved by Shareholders.

(g)
If the Board determines to extend the exercise period of an ISO pursuant to its authority under Section 2.3 above or to make any other revision to the terms of an ISO, such Option shall thereafter be treated as a NQSO to the extent required under sections 422 and 424 of the IRS Code.

(h)
No NQSO shall be granted to a US Participant unless, with respect to such US Participant, the Shares constitute “service recipient stock” under section 409A of the IRS Code.  Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an NQSO granted to a US Participant shall be made only if it does not create adverse tax consequences under section 409A of the IRS Code.

ARTICLE 5

ADOPTION

5.1	Effectiveness

The Plan shall be effective upon the approval by the Shareholders.

Any questions and requests for assistance may be directed to the
Proxy Solicitation and Information Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-888-518-1560

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Outside North America, Banks and Brokers Call Collect: 416-867-2272